FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number: 0-30852

GRUPO FINANCIERO GALICIA S.A.

(the “Registrant”)

Galicia Financial Group S.A.

(translation of Registrant’s name into English)

Tte. Gral. Juan D. Perón 430, 25th Floor

(CP1038AAJ) Buenos Aires, Argentina

(address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X               Form 40-F

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No   X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

Commission File No. 0-30852

Month Filed	Event and Summary	Exhibit No.

January, 2018	Notice of Material Event, dated January 22, 2018, regarding the Argentine Central Bank’s approval of a proposed reorganization involving the Registrant and a subsidiary of the Registrant.	99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A. (Registrant)

Date: January 26, 2018	By:	/s/ Pedro Alberto Richards
		Name:	Pedro Alberto Richards
		Title:	Chief Executive Officer